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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Heska Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

42805E-10-8

(Cusip Number)

August 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 42805E-10-8

1.	Name of Reporting Person: Charter Ventures, a California limited partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): -0-%

12.	Type of Reporting Person: PN

13G
CUSIP No. 42805E-10-8

1.	Name of Reporting Person: Charter Ventures II, a California limited partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): -0-%

12.	Type of Reporting Person: PN

13G
CUSIP No. 42805E-10-8

1.	Name of Reporting Person: A. Barr Dolan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 151,116

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 151,116

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 151,116

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.3%

12.	Type of Reporting Person: IN

Amendment to Schedule 13D/A

       Charter Ventures, a California limited partnership and Charter Ventures II, a California limited partnership and A. Barr Dolan hereby amend, as set forth below, the Statement on Schedule 13D/A, filed January 9, 2002 (the “Statement”), relating to the Common Stock (the “Stock”) of Heska Corporation, a Delaware corporation (“Heska”). Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in the Statement.

Item 1(a)	Name of Issuer:

Heska Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1613 Prospect Parkway
Fort Collins, CO 80525

Item 2(a)	Name of Person Filing:

Charter Ventures, a California limited partnership
Charter Ventures II, a California limited partnership
A. Barr Dolan

Items 2(b)	Address of Principal Business Office, or, if none, Residence:

525 University Avenue, Suite 1400
Palo Alto, California 94301

Item 2(c)	Citizenship:

Entities:

Charter Ventures – California
Charter Ventures II — California

Individual:

Mr. Dolan – United States

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e)	CUSIP Number:

42805E-10-8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. The following information is applicable to each of each of Charter Ventures, Charter Ventures II and Mr. Dolan:

Charter Ventures

(a)	Amount beneficially owned: -0-

(b)	Percent of class: -0-

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: -0-

Charter Ventures II

(a)	Amount beneficially owned: -0-

(b)	Percent of class: -0-

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: -0-

A. Barr Dolan

(a)	Amount beneficially owned: 151,116

(b)	Percent of class: 0.3%

(c)	Number of shares as to which the person has:

(v)	Sole power to vote or to direct the vote: 151,116

(vi)	Shared power to vote or to direct the vote: -0-

(vii)	Sole power to dispose or to direct the disposition of: 151,116

(viii)	Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2003

CHARTER VENTURES, a California limited partnership

/s/ A. BARR DOLAN

Name: A. Barr Dolan Title: General Partner

CHARTER VENTURES II, a California limited partnership

/s/ A. BARR DOLAN

Name: A. Barr Dolan Title: General Partner

/s/ A. BARR DOLAN

A. Barr Dolan

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)